FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Information as per the prescribed format under Indian Listing Regulations
3.	Scrutinizer’s Report

 Item 1

OTHER NEWS

Subject: Declaration of results of postal ballot

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Section 110 of the Companies Act, 2013 and the underlying rules, the Bank sought approval of shareholders through postal ballot for the following matters:

1.	Appointment of Mr. M. K. Sharma as an Independent Director.
2.	Appointment of Mr. M. K. Sharma as Non-Executive (part-time) Chairman.
3.	Appointment of Ms. Vishakha Mulye as a Director.
4.	Appointment of Ms. Vishakha Mulye as a Wholetime Director (designated as Executive Director).
5.	Amendment to the Employees Stock Option Scheme.

The last date for receipt of physical postal ballot forms and for e-voting was April 22, 2016.

Mr. Alwyn D’Souza, Practicing Company Secretary, who was appointed as the scrutiniser for the postal ballot process, has submitted his report on the same dated April 25, 2016. Based on the report, we confirm that all the resolutions as contained in the postal ballot notice dated March 10, 2016 were approved by requisite majority of shareholders. We enclose the voting results in the format as sent to the Indian stock exchanges alongwith the scrutinizer’s report.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 2

Date of the Postal Ballot		Postal Ballot Notice dated March 10, 2016
Total number of shareholders on record date (March 11, 2016)		988,816
No. of shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group :		Not Applicable
Public :		Not Applicable
No of shareholders who attended the meeting through video conferencing:
Promoters and Promoter Group :		Not Applicable
Public :		Not Applicable

Agenda-wise disclosure (to be disclosed seperately for each agenda item)		As disclosed below
Whether promoter/promoter group are interested in the agenda resolution		Not applicable

Details of Agenda

Item No.1 - Appointment of Mr. M.K. Sharma as an Independent Director
Resolution required : Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutional holders	E-Voting	-	3,546,032,915	67.37	3,473,137,686	72,895,229	97.94	2.06
	Poll	-	-	-	-	-	-	-
	Posta lBallot (if applicable)	-	2,423,000	0.05	2,423,000	-	100.00	-
	Total	5,263,501,861	3,548,455,915	67.42	3,475,560,686	72,895,229	97.95	2.05
Public-Others	E-Voting	-	33,361,167	6.06	33,250,174	110,993	99.67	0.33
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	1,753,102	0.32	1,679,866	73,236	95.82	4.18
	Total	550,563,269	35,114,269	6.38	34,930,040	184,229	99.48	0.52
Total		5,814,065,130	3,583,570,184	61.64	3,510,490,726	73,079,458	97.96	2.04

Item No.2 - Appoitnment of Mr. M.K. Sharma as a Non-Executive (part-time) Chairman

Resolution required : Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutional holders	E-Voting	-	3,546,032,915	67.37	3,483,716,498	62,316,417	98.24	1.76
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	2,423,000	0.05	2,423,000	-	100.00	-
	Total	5,263,501,861	3,548,455,915	67.42	3,486,139,498	62,316,417	98.24	1.76
Public-Others	E-Voting	-	33,350,948	6.06	33,060,585	290,363	99.13	0.87
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	1,737,312	0.32	1,638,411	98,901	94.31	5.69
	Total	550,563,269	35,088,260	6.37	34,698,996	389,264	98.89	1.11
Total		5,814,065,130	3,583,544,175	61.64	3,520,838,494	62,705,681	98.25	1.75

Item No.3 - Appointment of Ms. Vishakha Mulye as a Director

Resolution required : Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutional holders	E-Voting	-	3,565,236,945	67.74	3,513,396,720	51,840,225	98.55	1.45
	Poll	-		-	-	-	-	-
	Postal Ballot (if applicable)	-	2,423,000	0.05	2,423,000.00	-	100.00	-
	Total	5,263,501,861	3,567,659,945	67.78	3,515,819,720	51,840,225	98.55	1.45
Public-Others	E-Voting	-	33,354,232	6.06	33,237,458	116,774	99.65	0.35
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	1,738,740	0.32	1,625,924	112,816	93.51	6.49
	Total	550,563,269	35,092,972	6.37	34,863,382	229,590	99.35	0.65
Total		5,814,065,130	3,602,752,917	61.97	3,550,683,102	52,069,815	98.55	1.45

Item No.4 - Appoitnment of Ms. Vishakha Mulye as Wholetime Director (designated as Executive Director)

Resolution required : Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutional holders	E-Voting	-	3,546,032,915	67.37	3,498,877,359	47,155,556	98.67	1.33
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	2,423,000	0.05	2,423,000	-	100.00	-
	Total	5,263,501,861	3,548,455,915	67.42	3,501,300,359	47,155,556	98.67	1.33
Public-Others	E-Voting	-	33,355,954	6.06	33,225,008	130,946	99.61	0.39
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	1,730,205	0.31	1,613,569	116,636	93.26	6.74
	Total	550,563,269	35,086,159	6.37	34,838,577	247,582	99.29	0.71
Total		5,814,065,130	3,583,542,074	61.64	3,536,138,936	47,403,138	98.68	1.32

Item No.5 -Amendent to Employee Stock Option Scheme

Resolution required : Special Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutional holders	E-Voting	-	3,565,236,945	67.74	3,420,568,635	144,668,310	95.94	4.06
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	2,423,000	0.05	2,423,000	-	100.00	-
	Total	5,263,501,861	3,567,659,945	67.78	3,422,991,635	144,668,310	95.95	4.05
Public-Others	E-Voting	-	33,357,796	6.06	32,960,593	397,203	98.81	1.19
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	1,672,825	0.30	1,505,995	166,830	90.03	9.97
	Total	550,563,269	35,030,621	6.36	34,466,588	564,033	98.39	1.61
Total		5,814,065,130	3,602,690,566	61.97	3,457,458,223	145,232,343	95.97	4.03

Percentage figures have been rounded off to nearest decimal.

All the above resolutions have been passed with requisite majority.

Note: Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of shareholders of a bank upto 10% of the total voting rights of all shareholders. In line with the same, the shareholding of Deutsche Bank Trust Company Americas (Depositary to the ADS holders) which was 1,476,690,148 equity shares and which formed 25.40% of the total equity shares (5,814,065,130 equity shares) as on the record date i.e. March 11, 2016 was reckoned only to the extent of 581,406,513 equity shares i.e. 10% of the total equity shares for the purpose of electronic voting. Hence in the column pertaining to number of shares held, the actual number of shares held by DBTCA i.e. 1,476,690,148 equity shares is included and in the number of votes polled, only 10% of the total number of equity shares i.e 581,406,513 equity shares are reckoned

Item 3

ICICI BANK LIMITED

Registered Office: Landmark, Race Course Circle, Vadodara 390 007.

SCRUTINIZER’S REPORT ON POSTAL BALLOT

ALWYN D’SOUZA

ALWYN D’SOUZA & CO.

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivli (E), Mumbai 400101. Tel: 022-28125781

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (E), Thane-401107; Mob: 09820465195;

E-mail: alwyn.co@gmail.com ;Website : www.alwynjay.com

ALWYN D’SOUZA

ALWYN D’SOUZA & CO.

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivli (E), Mumbai 400101. Tel: 022-28125781

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (E), Thane-401107; Mob: 09820465195;

E-mail: alwyn.co@gmail.com ;Website : www.alwynjay.com

To,

The Chairman

ICICI Bank Limited

Landmark, Race Course Circle

Vadodara 390 007.

Dear Sir,

RE : SCRUTINIZER’S REPORT

I, Alwyn D’Souza of Alwyn D’Souza & Co, Company Secretaries appointed as Scrutinizer by the Board of Directors of ICICI Bank Limited (Bank) for conducting the Postal Ballot process for seeking members assent/dissent for the following items of business specified in the Notice dated March 10, 2016.

1.	Appointment of Mr. M. K. Sharma as an Independent Director.
2.	Appointment of Mr. M. K. Sharma as Non-Executive (part-time) Chairman.
3.	Appointment of Ms. Vishakha Mulye as a Director.
4.	Appointment of Ms. Vishakha Mulye as a Wholetime Director (designated as Executive Director).
5.	Amendment to the Employees Stock Option Scheme.

I have carried out the work as Scrutinizer from the close of working hours on April 22, 2016 to April 24, 2016.

My responsibility as a scrutinizer is to ensure that the voting process is conducted in a fair and transparent manner, and render a consolidated scrutinizer’s report on the voting to the Chairman on the resolutions contained in the Notice dated 10th March, 2016 based on the reports generated from the electronic voting system of the National Securities Depository Limited (NSDL) and the scrutiny of the physical ballot forms received till 5.00 p.m IST on Friday, April 22, 2016 and reports provided by Registrar and Transfer Agents (RTA) 3i Infotech Limited.

I submit my report as under

1.	The Bank has sent emails to the Members whose e-mail ids are registered with the Depository participant/the Bank’s Registrar and Transfer Agents as on March 11, 2016 (relevant date/record date) seeking approval by postal ballot including voting by electronic means and for those Members whose e-mail ids are not registered, the Bank completed the dispatch of postal ballot notice along with a postal ballot form and self-addressed, postage pre-paid Business Reply envelope on March 21, 2016.

2.	The postal ballot voting process/e-voting period commenced on Thursday, March 24, 2016 (9:00 a.m. IST) and ended on Friday, April 22, 2016 (5:00 p.m. IST).

3.	After the time fixed for closing of the e-voting ie, 5.00 p.m IST on Friday, April 22, 2016 the votes were unblocked at 5.14 P.M IST in the presence of two witnesses on the e-voting website of the National Securities Depository Limited, (http://www.evoting.nsdl.com) and a final electronic report was generated by me. The data generated was diligently scrutinized.

4.	The physical postal ballot forms received till the time fixed for closing of the Postal Ballot i.e, 5.00 p.m IST, Friday, April 22, 2016 were diligently scrutinized. Verification was done with the support of the Registrar and Transfer Agent of the Bank to check names of the Members, their shareholding and Specimen Signatures registered with RTA/as provided by depositories.

5.	The data for the purpose of verification of the number of shares was taken as of March 11, 2016 which was the relevant date (record date) fixed for determining voting rights of the Members entitled to participate in the voting process. Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of shareholders of a bank upto 10% of the total voting rights of all shareholders. In line with the same, the shareholding of Deutsche Bank Trust Company Americas (Depositary to the ADS holders) which was 1,476,690,148 equity shares and which formed 25.40% of the total equity shares (5,814,065,130 equity shares) as on the record date i.e. March 11, 2016 was reckoned only to the extent of 581,406,513 equity shares i.e. 10% of the total equity shares for the purpose of electronic voting.

6.	In cases where the Members who have exercised their vote in physical as well as electronic mode, the vote by electronic mode only has been considered as specified in the instructions to the Postal Ballot Form.

The results of the scrutiny of the above postal ballot voting including voting by electronic means in respect to passing of resolutions contained in the Postal Ballot Notice dated March 10, 2016 through postal ballot are as under.

A. ITEM NO.1: ORDINARY RESOLUTION

Appointment of Mr. M. K. Sharma as an Independent Director.

(i)	Voted in favour of the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	2832	4,102,866	0.11
E-voting	4030	3,506,387,860	97.85
TOTAL	6862	3,510,490,726	97.96

(ii)	Voted against the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	145	73,236	0.00
E-voting	273	73,006,222	2.04
TOTAL	418	73,079,458	2.04

(iii)	Invalid votes:

Particulars of Postal Ballot Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Physical	194	109,230
E-voting	Nil	Nil
TOTAL	194	109,230

B. ITEM NO.2: ORDINARY RESOLUTION

Appointment of Mr. M. K. Sharma as Non-Executive (part-time) Chairman.

(i)	Voted in favour of the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	2725	4,061,411	0.11
E-voting	3932	3,516,777,083	98.14
TOTAL	6657	3,520,838,494	98.25

(ii)	Voted against the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	202	98,901	0.00
E-voting	353	62,606,780	1.75
TOTAL	555	62,705,681	1.75

(iii)	Invalid votes:

Particulars of Postal Ballot Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Physical	244	125315
E-voting	Nil	Nil
TOTAL	244	125315

C. ITEM NO.3: ORDINARY RESOLUTION

Appointment of Ms. Vishakha Mulye as a Director.

(i)	Voted in favour of the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	2826	4,048,924	0.11
E-voting	4048	3,546,634,178	98.44
TOTAL	6874	3,550,683,102	98.55

(ii)	Voted against the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	117	112,816	0.01
E-voting	259	51,956,999	1.44
TOTAL	376	52,069,815	1.45

(iii)	Invalid votes:

Particulars of Postal Ballot Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Physical	228	123401
E-voting	Nil	Nil
TOTAL	228	123401

D. ITEM NO.4: ORDINARY RESOLUTION

Appointment of Ms. Vishakha Mulye as a Wholetime Director (designated as Executive Director).

(i)	Voted in favour of the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	2765	4,036,569	0.11
E-voting	3984	3,532,102,367	98.56
TOTAL	6749	3,536,138,936	98.68

(ii)	Voted against the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	151	116,636	0.00
E-voting	313	47,286,502	1.32
TOTAL	464	47403138	1.32

(iii)	Invalid votes:

Particulars of Postal Ballot Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Physical	255	133116
E-voting	Nil	Nil
TOTAL	255	133116

E. ITEM NO.5: SPECIAL RESOLUTION

Amendment to the Employees Stock Option Scheme

(i)	Voted in favour of the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	2619	3,928,995	0.11
E-voting	3756	3,453,529,228	95.86
TOTAL	6375	3,457,458,223	95.97

(ii)	Voted against the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	221	166,830	0.00
E-voting	592	145,065,513	4.03
TOTAL	813	145,232,343	4.03

(iii)	Invalid votes:

Particulars of Postal Ballot Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Physical	331	188,617
E-voting	Nil	Nil
TOTAL	331	188,617

Based on the foregoing, all the above Resolutions were passed with requisite majority.

The relevant records relating to the electronic voting alongwith the physical postal ballot forms shall remain in my safe custody and will be handed over to the Company Secretary for preserving safely after the consideration of results and the Chairman approves and signs the Minutes.

/s/ Alwyn D’souza

Alwyn D’souza

F.C.S No.5559,

Certificate of Practice No.5137

Practising Company Secretary

Mumbai dated 25th April, 2016

We the undersigned witnesseth that the votes were unblocked from the e-voting website of the National Securities Depository Limited (htpp//www.evoting.nsdl.com) in our presence at 5.14 P.M. on April 22, 2016 at the office of the Scrutinizer at B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower, Mira Road (E), Thane-401107.

/s/ Binod Singh

Mr.Binod Singh

1/402, Beena Kumari Co.op Hsg Soc. Nr. C D Garden, M P Road, Mulund East, Mumbai 400081

/s/ Jelphine Angel

Ms. Jelphine Angel

A-102, Suyash CHS Ltd, Damodar Nagar, Virar West 401 303

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: April 25, 2016	By:	/s/ P. Sanker
Name: P. Sanker
Title: Senior General Manager (Legal) & Company Secretary